POWERING PERFORMANCE


07048173


SEC MAIL PROCESSING
RECEIVED
MAR 2 0 2007
WASH, D.C. 210 SECTION


SYNOVUS

2006 ANNUAL REPORT

Synovus is a diversified financial services holding company with more than $31 billion in assets based in Columbus, Georgia. Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing through 39 banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payment processing and related services through our 81% ownership of TSYS, one of the world's largest companies for outsourced payment services.

FINANCIAL HIGHLIGHTS

year ended December 31 (dollars in thousands, except per share data)	2006	2005	% change
Total Revenues[1]	$ 2,917,859	$ 2,574,583	13.3
Net Income	616,917	516,446	19.5
Net Income Per Share — Basic	1.92	1.66	15.8
Net Income Per Share — Diluted	1.90	1.64	16.0
Total Assets	31,854,773	27,620,672	15.3
Net Loans	24,340,093	21,102,735	15.3
Total Deposits	24,294,447	20,784,365	16.9
Shareholders' Equity	3,708,650	2,949,329	25.7
Book Value Per Share	11.39	9.43	20.8
Dividends Declared Per Share	0.78	0.73	6.8
Return on Assets	2.07%	1.96%	nm[2]
Return on Equity	18.31	18.45	nm
Equity/Assets	11.64	10.68	nm
Fee Income/Total Revenues[1]	61.14	62.36	nm
Net Interest Margin, After Fees	4.30	4.19	nm
Allowance for Loan Losses/Loans	1.28	1.35	nm
Nonperforming Assets Ratio	0.50	0.46	nm
Net Charge-Off Ratio	0.26	0.29	nm
Provision to Net Charge-Offs Multiple	1.25	1.41	nm

TEAM MEMBERS

as of December 31	2006	2005	% change
Banking & Other Synovus Companies	7,189	6,639	8.3
TSYS	6,847	6,793	0.8
Total Team Members	14,036	13,432	4.5

STOCK INFORMATION

as of December 31	2006	2005	% change
Closing Stock Price	$30.83	$27.01	14.1
Number of Shares Outstanding (thousands)	325,552	312,640	4.1
Annual Shares Traded (millions)	203	157	29.3
Price/Earnings Multiple	16.23	16.47	nm
Price/Book Multiple	2.71	2.86	nm

STOCK OWNERSHIP SUMMARY

as of December 31	2006	2005	2004	2003	2002
Shareholders (of record and beneficial owners)	120,024	102,140	87,954	82,277	79,182
Institutional	51.8%	48.2%	46.0%	45.8%	45.8%
Institutional (excludes Synovus Investment Advisors)	36.7%	32.4%	29.7%	29.7%	28.8%
Market Value (billions)	$10.04	$8.44	$8.86	$8.74	$5.83



TOTAL ASSETS[3]
$31.9 2006
$27.6 2005
$25.1 2004
$21.6 2003
$19.0 2002
$16.7 2001
$14.9 2000
$12.5 1999
$10.5 1998
$ 9.3 1997
$ 8.6 1996
DOLLARS IN BILLIONS
0 5 10 15 20 25 30



DILUTED NET INCOME PER SHARE[3] Adjusted for stock splits
$1.90 2006
$1.64 2005
$1.41 2004
$1.28 2003
$1.21 2002
$1.05 2001
$0.92 2000
$0.80 1999
$0.70 1998
$0.62 1997
$0.55 1996
DOLLARS
0 0.30 0.60 0.90 1.20 1.50 1.80



DIVIDENDS PER SHARE[3,4] Adjusted for stock splits
$0.78 2006
$0.73 2005
$0.69 2004
$0.66 2003
$0.58 2002
$0.51 2001
$0.44 2000
$0.36 1999
$0.29 1998
$0.24 1997
$0.19 1996
DOLLARS
0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8



FEE INCOME TO TOTAL REVENUES[1,3]
61.14% 2006
62.36% 2005
60.01% 2004
59.94% 2003
58.45% 2002
59.78% 2001
59.69% 2000
59.00% 1999
56.00% 1998
54.26% 1997
53.17% 1996
PERCENT
0 10 20 30 40 50 60



RETURN ON ASSETS[3]
2.07% 2006
1.96% 2005
1.88% 2004
1.91% 2003
2.10% 2002
2.03% 2001
1.95% 2000
1.97% 1999
1.96% 1998
1.87% 1997
1.75% 1996
PERCENT
0 0.5 1.0 1.5 2.0



RETURN ON EQUITY[3]
18.31% 2006
18.45% 2005
17.63% 2004
17.95% 2003
19.69% 2002
20.1% 2001
20.1% 2000
19.3% 1999
19.2% 1998
19.8% 1997
19.5% 1996
PERCENT
0 5 10 15 20



NON-PERFORMING ASSETS RATIO[3]
0.50% 2006
0.46% 2005
0.52% 2004
0.58% 2003
0.64% 2002
0.54% 2001
0.52% 2000
0.38% 1999
0.41% 1998
0.44% 1997
0.60% 1996
PERCENT
0 0.1 0.2 0.3 0.4 0.5 0.6 0.7



NET CHARGE-OFF RATIO[3]
0.26% 2006
0.29% 2005
0.23% 2004
0.36% 2003
0.33% 2002
0.30% 2001
0.24% 2000
0.29% 1999
0.37% 1998
0.38% 1997
0.32% 1996
PERCENT
0 0.10 0.20 0.30 0.40

CONTENTS

(1) Excluding investment securities gains (losses) and reimbursable items. 2002 excludes impairment loss on private equity investment of $8.4 million.
(2) Not meaningful.
(3) As originally reported. 1996 information before special FDIC assessment.
(4) Excludes dividends declared by subsidiaries before acquisition.



Dear Shareholders,

Our company has enjoyed a long history of strong financial performance, but 2006 stands out as one of our very best years, with powerful results. Diluted earnings per share was $1.90, 16% higher than the previous year, and our return on assets was an exceptional 2.07%. We are proud of our team members' accomplishments, especially because these results demonstrate their ability to grow our business organically while continuing to please our customers. The desire to achieve this balance drives everything we do at Synovus.

We are fortunate to operate in a healthy region of the country. The Southeast has an excellent business climate, with population growth above national averages. We continued to focus on lucrative markets in this region in 2006. Our Atlanta presence was bolstered by the Riverside Bank acquisition in Cobb County, and we entered the Charlotte, North Carolina Metropolitan Statistical Area (MSA) when National Bank of South Carolina opened in Rock Hill, South Carolina, a community just 25 miles south of the city. We also expanded into the Naples, Florida market through the addition of First Florida Bank—and the bank's Winter Park office gives us a foothold into the Orlando MSA. De novo expansion placed us in Augusta, Georgia, and we achieved positive market impact from our move into Chattanooga, Tennessee.

Some may wonder why we are interested in expanding into large markets like Atlanta, Charlotte and Orlando, where there is no shortage of banking and financial services companies competing for business. We believe our responsive, community bank model offers something unique to these metropolitan areas.

Strong, community-focused teams in each market are excited about building customer relationships and meeting needs in a more personal, streamlined way. Most importantly, our decentralized approach gives our bankers the power to make decisions that are right for the nuances of their own market.

While earning record profits in 2006, we were still able to reinvest in expansion within our existing footprint. We opened 17 new banking offices, all in high-growth areas. We are now managing this expansion more proactively than ever to ensure that our resources are most effectively allocated. The pace of expansion has also accelerated as a result of our five-year business plan (see graphic below). Our current new branching activity is more than four times greater than recent years.

OUR 5-YEAR PLAN

Become the premier commercial bank in the Southeast

Leverage our footprint to gain market share and grow core deposits by 11–13% each year

Improve business line integration and performance

Continue to differentiate ourselves through people practices

Aggressively pursue emerging business opportunities

Diversify TSYS' revenue sources

Coming into 2006, we positioned our balance sheet to benefit from higher short-term interest rates. For a majority of the year, our net interest margin was strengthened by the Federal Reserve's actions. As we look to the near-term, these favorable conditions will abate. Our industry will face some potential headwinds, with margin pressure at the top of the list. If the economy does slow, loan growth and credit quality could also be affected.

The priorities established in our five-year plan address these potential pressures on our performance. Executive leadership and bankers throughout the company believe that our most important competitive edge is our responsive, community bank model. We are using the positioning term "Community Banking, Powerfully Connected" to illustrate the power of community bank delivery combined with the specialized expertise, product array and financial strength of a more than $31 billion asset regional bank.

Strategically, the best opportunity to apply this differentiator is through service to small and middle market businesses. These companies typically view their bank as a trusted advisor, and their owners and executives value quick answers on credit and timely problem resolution. They also want solutions driven by industry knowledge and sophistication when required. Therefore, our top opportunity for growth in every community lies in this segment of businesses that are locally owned and operated. In our planning over the past two years, we established an objective to become the "premier commercial bank in the Southeast." Attaining this aspiration will enable us to offset the possible lack of loan growth if commercial real estate lending slows. Also, middle market companies provide channels to connect customers to a higher number of services. In 2006, excluding acquisitions, we achieved 12.2% growth in commercial loans, 9.4% increase in commercial deposits and a significant increase in asset-based lending—results that are right on track with our plan. Deposit growth and fee income will continue to receive a boost as our execution of this strategy unfolds.

Our retail plan continues to have a positive impact. Retail enhancements have enabled us to optimize the investment we've made over the years in team members and new branches. In 2006, excluding the impact of acquisitions, retail core deposits increased an impressive 14.1%, and retail loans grew 6.8%. Home equity lines of credit, our primary retail loan product, grew by 11.9%. Retail fee income, excluding the impact of acquisitions, grew 11.7% over the prior year. We opened 92,622 new checking accounts, compared to 82,970 in 2005.

Retail effectiveness is essential for maintaining balance in our growth and funding. In 2007, our sights will be set on improving the mix of our deposit growth to products that provide the most value for the company.

TSYS was once again an exceptional contributor to Synovus' profitability, as 32.7% of our net income came from the payments processing line of business. However, in light of continuing consolidation of domestic credit card issuers, a portion of TSYS' profits came from the financial impact of an early contract termination fee of a large client.

While TSYS continues with extremely strong operating performance, the need to diversify into other revenue sources is a top priority. International expansion is a critical aspect of this strategy, as is movement into other forms of payments services.

Interestingly, both our banking and payments processing units have diversification objectives in their respective strategic agendas. Synovus owns 81% of TSYS, and we are moving toward deciding the best ownership structure to facilitate TSYS' expansion through acquisitions. Careful thought must be given to this opportunity because the long history of Synovus' strong performance has in part been attributable to TSYS ownership.

In 2007, we will focus on initiatives in five areas that power

LEADERSHIP UPDATE

In October 2006, the Synovus Board of Directors elected Richard E. Anthony as Chairman of the Board and Chief Executive Officer of Synovus, following James H. Blanchard's retirement. The board also promoted Fred L. Green, III to President and Chief Operating Officer from his previous position of Vice Chairman. These leadership changes were the next steps in the implementation of a long-range succession planning process that began in 1999.

our strengths and create growth opportunities as we continue to fulfill our five-year strategic plan:

Commercial Banking – An important component of our Commercial Banking strategy is the acceleration of our commercial and industrial loan growth (C&I) with cross sales of our specialty products to include services like corporate cash management, leasing, capital markets and asset-based lending.

Market Expansion – We will continue to enlarge our footprint with a strategic combination of building new branches in current high potential markets and reaching into new markets.

Customer Growth – We will expand our customer base by becoming banking consultants who proactively communicate to our retail and commercial customers about products and services that meet their specific financial needs.

Positive Productivity – We are committed to managing expenses aggressively to get the best possible return on our investments.

People Practices – Finally, we will constantly improve our People Practices to create the kind of workplace that attracts and retains the best talent.

Details about our 2007 initiatives are outlined later in this annual report.

Every year presents its own set of challenges, and our leadership team is excited about opportunities to improve as a company. Changes and enhancements must always be centered on creating an even better customer experience than ever. We are proud of our heritage, and our team members are anxious to build on our reputation of being a leader in our industry.

Support for Synovus comes from many sources, but none are more important than our owners, the shareholders. We thank you for your long-term commitment to our company.

Sincerely,



Richard E. Anthony
Chairman of the Board and Chief Executive Officer

A SALUTE TO JIM BLANCHARD



After more than 36 years of service, James H. Blanchard retired as an executive of Synovus in October 2006. Jim's career spanned periods of historic growth and prosperity for the company. He defined a clear vision for Synovus and set the bar high for what the team could collectively achieve. He led with strong principles, a warm heart and a passion for people, and he earned a high level of trust and respect in the industry and throughout the country. Though no longer a Synovus team member, Jim remains as a director of both Synovus and TSYS and as Chairman of TSYS' Executive Committee. He generously lends his time to nurturing business relationships and sharing his leadership philosophy both inside and outside the company. We wish him continued success, and we celebrate with him and his family the beginning of this exciting new chapter in his life.

Jim Blanchard with Richard Anthony



A POWERFUL YEAR: 2006 IN REVIEW

The first 12 months of our five-year plan yielded solid progress in all six of our key focus areas. Here are some of the major milestones for the year.

BECOME THE PREMIER COMMERCIAL BANK IN THE SOUTHEAST

- Excluding acquisitions, our 9.4% increase in commercial deposits, 12.2% growth in commercial loans and significant increase in asset-based lending affirm that our integrated approach to commercial banking works.
- Teamwork and collaboration between our Montgomery, Alabama-based Sterling Bank and Synovus' Cash Management Group enabled us to earn the State of Alabama's business in a competitive Request for Proposal (RFP) process. The account is the largest for the bank and entails detailed cash management for the state under complex requirements.
- As we began to see slowing in Commercial Real Estate and continued diversifying revenue streams, we retooled and bolstered our infrastructure to better support acquisition and growth of Commercial and Industrial loan (C&I) business. Activities included developing a more aggressive commercial banking plan of action; creating a Commercial Product Leaders Council; establishing a talent recruiting strategy specifically for C&I bankers; forming a comprehensive training and incentive program; and designing mechanisms for tracking progress.
- The integration of traditional offerings with specialized, commercial-focused products and services in 2006 has been well received. We extended $120 million in new loans in our asset-based lending operation. Our leasing division fully regionalized its C&I staff, putting these team members in the local banks to help customers obtain the business assets they need to compete and grow. Small business credit scoring was also introduced to our C&I offering, which has made us more efficient and responsive to customers.
- Remote Express Deposit—or RED—is helping us redefine the commercial bank of the future. We launched this technology in 2006 and gained high marks from businesses whose cash management requirements necessitate timely deposits. With RED, a device about the size of a loaf of bread, customers can scan checks for deposit to their accounts from the convenience of their own office.

Remote Express Deposit—or RED—is helping us redefine the commercial bank of the future. We launched this technology in 2006 and gained high marks from businesses whose cash management requirements necessitate timely deposits.

LEVERAGE SYNOVUS' GEOGRAPHIC FOOTPRINT

- We continued to add strong community banks to the Synovus family, with a strategic eye on high-growth opportunities. In addition to building 17 new branches, we acquired Riverside Bank, located in upmarket areas north of Atlanta, and merged it into Bank of North Georgia to strengthen our foothold and create a more comprehensive service platform for customers. We also increased our presence in Tampa Bay, Jacksonville and Savannah, and entered the Augusta community. Our acquisition of First Florida in Naples positioned us in three new dynamic Florida markets.
- This kind of expansion into new, high-growth areas and within our existing strategic markets yields more revenue opportunities. Excluding the impact of acquisitions, total core deposits grew by 11.1%. Additionally, home equity lines of credit increased 11.9%, while fee income grew 9.8%.

IMPROVE BUSINESS LINE INTEGRATION AND PERFORMANCE

- 2006 brought a greater push to also integrate specialty lines of business into our retail banking model—promoting better service for the customer and creating additional revenue streams for the bank. We incorporated retail investment sales experts and mortgage loan originators into local banking teams to deliver a comprehensive set of solutions to customers. One early result: an increase in retail brokerage revenue of 9%. Synovus Mortgage kept pace with the Southeast's population growth, closing $1.55 billion in mortgages.

We incorporated retail investment sales experts and mortgage loan originators into local banking teams to deliver a comprehensive set of solutions to customers. One early result: an increase in retail brokerage revenue of 9%. Synovus Mortgage kept pace with the Southeast's population growth, closing $1.55 billion in mortgages.

- We repositioned Private Client Services as a core banking strategy, leveraging existing bank infrastructure, sales leadership and resources to grow profits at a double-digit rate. This change also drove an increase in investment fee income from affluent and high net worth customers and the acquisition of new customers within attractive, high-opportunity bank markets.
- We expanded services per household by 12 basis points as we increased the number of products being utilized by existing and new customers. Through diligent, organic growth, we increased our average services per relationship to 3.22 from 3.10, comparatively high for the industry.
- By integrating our commercial services for C&I customers, our bankers have direct access to specialty line experts who make it easier for locally based businesses to obtain asset-based loans, capital markets services, interest rate swaps, leasing and other business-focused financial expertise.

AGGRESSIVELY PURSUE EMERGING BUSINESS OPPORTUNITIES

- In 2006, we pursued opportunities in mobile banking, electronic payments and contactless cards. A new partnership with Firethorn Holdings puts Synovus on the leading edge of mobile banking. Using Firethorn's mobile technology platform, our customers will be able to transfer funds, pay bills and obtain account balances simply by making the connection with their cell phone or other mobile device.
- Through our strategic partner, Total Technology Ventures, we enjoyed a $6 million growth in value from an investment that uses cutting edge technology to improve products and services in the financial services industry.

CONTINUE TO DIFFERENTIATE THROUGH PEOPLE PRACTICES

- Offering a great place to work is key to hiring and retaining the kind of talent required to consistently deliver unmatched customer experiences. In 2006, we enhanced our Leadership Institute to meet the changing needs of our business; created a new Gateway to Leadership management associate program, bringing top college graduates into Synovus to create a pipeline of future leaders; and we conducted another company-wide team member survey to identify key areas for improvement in 2007.
- Another major milestone for 2006 was the creation of a regional Human Resources organization comprised of leadership from the local banks. This new structure establishes a foundation to better manage talent throughout the organization, nurture the professional development of team members, and streamline some of the costs of doing business.
- Our reputation as a great place to work was affirmed by a number of awards received throughout the year. Once again, we were honored to be named one of *FORTUNE*'s "100 Best Companies to Work For in America." Synovus and associated banks also made the lists of "Best Places to Work in Georgia," "Best Places for Minorities to Work," "Georgia's Top 50 Companies," "Banking's Top Performers of 2006," "100 Best Corporate Citizens of 2006," and "Best Performing Banks."

TSYS

- The company set a new industry record for a single-phase conversion for Capital One Financial Corporation's portfolio of Visa and MasterCard accounts.
- TSYS is the number one processor for transaction-enabled healthcare accounts, supporting more than 11 million accounts for one of the largest healthcare organizations in the United States.
- The acquisition of London-based Card Tech, Ltd. expanded TSYS' geographic footprint to 76 countries, the largest expansion of its kind in the company's history.
- TSYS also had gains in the Asia-Pacific region. TSYS increased its equity stake in China UnionPay Data Co., Ltd. (CUP Data), a subsidiary of China's only state-sanctioned payments network. In Japan, TSYS became the first third-party processor to support innovative dual-currency debit cards.



LOOKING AHEAD: 2007 AND BEYOND

As we advance through our five-year plan with the ultimate goal of reaching $50 billion in assets by 2010, we'll focus on several key areas that will drive revenue and increase market share both now and in the future.

COMMERCIAL BUSINESS

- Maturation of our C&I organization is a priority of our five-year strategy, with the expectation to reach $5 billion in cumulative C&I loan growth by 2010. In 2007, we are continuing to build an expert team of professionals to cultivate opportunities for new accounts. We expect to grow our C&I loans by 10%, commercial deposits by 12% and double our asset-based lending commitments.

Maturation of our C&I organization is a priority. Our goal is to realize $5 billion in cumulative C&I loan growth by 2010.

- We continue to explore ways to develop and leverage customized industry products based on local market demographics, such as building on our C&I expertise serving German companies in the Greenville, South Carolina market that supply BMW North America; and meeting the capital markets needs of faith-based organizations in Atlanta.
- We will continue to focus on improving C&I banking training in the areas of product knowledge, sales and credit to further enhance our customer relationships.

MARKET EXPANSION

- Retail banking remains a priority for 2007 and beyond. We want to grow market share at all of our banks, and we also want to be in high potential areas that represent compounded growth opportunities. We expect further expansion in Atlanta and other larger cities throughout the Southeast. De novo (built from scratch) is always a possibility if an appropriate acquisition is not available. Our goal for 2007 is to open at least 20 new branches in high potential locations, excluding acquisitions.
- Earlier this year we completed a merger of The Citizens Bank, based in Fort Valley, Georgia, and CB&T Bank of Middle Georgia in Warner Robins. The combined banks, now under the CB&T Bank of Middle Georgia name, provide our customers numerous advantages, including size, depth of experience and the convenience of more locations.

CUSTOMER GROWTH

- We plan to open 100,000 new checking accounts in 2007 and increase services per household by 12 basis points to 3.34 through branch expansion and aggressive sales efforts.
- Our new Commercial Product Leaders Council will maximize the business potential for each Synovus product by coordinating the delivery of our full range of services with the engagement of Product Leaders and Commercial Bankers.
- To expand the channels we use to reach new customers, we will look for opportunities to leverage Web-based marketing and business development tools.

To expand the channels we use to reach new customers, we will look for opportunities to leverage Web-based marketing and business development tools.

PEOPLE PRACTICES

- We will implement new communication processes to encourage greater team member commitment and cooperation within our company. We will elevate the level of accountability of our managers to effectively communicate with and encourage feedback from their teams.
- We will enhance the efficiency and effectiveness of our new Human Resources delivery model to give the finest services to team members and meet the talent needs to grow our business.

- To continually nurture leaders for our growing, changing organization, our Leadership Expectations model will be revised and supporting development programs will be restructured to expand learning beyond our core leadership training.

TSYS

- International business continues to represent strong opportunities for new revenues—particularly in China, as the country's payment network expands rapidly. TSYS expects to be a "best-practice" player in these markets. TSYS will also expand its business landscape and grow international revenues by introducing innovations and taking advantage of market opportunities for growth across Europe, the Asia-Pacific region and Latin-America.
- Preferences, convenience and value are on the minds of TSYS clients—and their customers—in an increasingly mobile and electronic world. The TSYS team is turning its innovative spirit toward supporting new form factors that promote convenience and confidence—moving beyond the traditional magnetic swipe card. For example, TSYS is now the number one processor for contactless cards.
- TSYS is creating centers of excellence and innovation labs to develop new ideas collaboratively with its clients. The company is focused on developing a vision for the next generation of payment technology.



EXPERIENCING THE POWER: CUSTOMER SUCCESSES









Our Customer Covenant sets high expectations for doing business with our family of companies. And it is only through our unique Community Banking, Powerfully Connected delivery approach that we can meet those expectations like no other financial services company. Our locally managed relationships, backed by a multi-billion dollar holding company with a wide array of high quality products and services, made all the difference to three Synovus customers. Their stories on the following pages demonstrate the power in our approach to expanding into **new markets**, delivering depth and breadth in **commercial banking**, and creating unparalleled **customer experiences**.

OUR CUSTOMER COVENANT

We pledge to serve every customer with the highest levels of sincerity, fairness, courtesy, respect and gratitude, delivered with unparalleled responsiveness, expertise, efficiency and accuracy. We are in business to create lasting relationships, and we will treat our customers like we want to be treated. We will offer the finest personal service and products delivered by caring team members who take 100% responsibility for meeting the needs of each customer.



MARKET EXPANSION

SUCCESS IN SAVANNAH

We accelerate growth in new markets by first assembling the right team of experienced bankers who already have strong relationships in their communities. Our entry into Savannah, Georgia is a great example. There was no time to waste getting up and running there, as customers, like Dr. John Howard, needed a powerful banking resource to meet growing business needs without sacrificing the responsiveness that comes with local bank relationships.



Ken Rabitsch, commercial banker at Sea Island Bank, Dr. John Howard and Jerry Barton, city president of Sea Island Bank, are looking at plans for additional Howard Dental Group sites in developing areas up and down the coast.



Our entry into Savannah, Georgia was powerful for customers like Dr. John Howard of Howard Dental Group. He had aspirations to expand his practice into a management group supporting young dentists throughout the coastal region, but his local community bank was not able to accommodate his growing need for financing.

Howard turned to the larger regional banks to help him accomplish his business expansion, but found that he did not fit into their customer model either. "Their guidelines were strict, and they wouldn't budge. Even though they knew me, it didn't appear that they had any authority to be flexible," he said.

Savannah was already high on Synovus' list of desirable new markets. Enthusiastic about fulfilling the needs of customers like Howard, we expedited the search for a local management team by leveraging the connections that our Statesboro, Georgia-based Sea Island Bank CEO Wayne Akins had with bankers in Savannah, and we were able to build a solid team of experienced talent who already had footholds in the Savannah community.

When Sea Island Bank officially opened in Savannah, Howard moved his business. His banking team has provided innovative financing options for four new locations and several office renovations, and he also uses Sea Island's cash management services, merchant credit card processing and online banking. According to Howard, Sea Island Bank has been the ideal partner.

"At Sea Island Bank, we get the best of both worlds," he said, "It's like we have a team of 'friends' at the bank who roll up their sleeves every day to help us succeed. We get the personal service that only a locally-run bank can provide, plus the backing of a regional holding company that can provide services beyond what most community banks offer."



Dr. Howard (right) and Chief Financial Officer Jeff Couper use Sea Island Bank's Business OnLine Access and cash management services to manage budgets and ensure that they are in a position to take advantage of possible new business ventures.



Using Sea Island Bank's merchant credit card services, Howard Dental Group offices can conveniently accept payments from customers via Visa and MasterCard.





COMMERCIAL BANKING



Using asset-based lending, Colin Smith in Synovus' Capital Finance division helps David Caradine and his partner, Terry Nicholson, grow their business.

MIDDLE MARKET APPEAL

Our decentralized model is appealing to business owners like Synovus' First Commercial Bank of Birmingham customer David Caradine who values responsiveness and personal relationships with local decision makers, but also needs specialized solutions beyond traditional banking.

David Caradine's relationship with First Commercial Bank in Birmingham began in 2001 with traditional banking products: deposit accounts and a line of credit to support his truck leasing company. In 2004, Caradine had an opportunity to expand his business and needed specialty financing for third party leases. First Commercial Bank brought Synovus Leasing into the picture, and Caradine was on his way.

Then, in late 2006, Caradine partnered with Terry Nicholson forming RB Capital, LLC to purchase a portion of a truck accounts receivable portfolio from a commercial finance company. The bold move required even more specialized expertise, this time from Synovus Capital Finance. Synovus offered Caradine a flexible solution that matched his company's assets to his financing needs. With asset-based lending, Caradine achieved



greater borrowing power than he would have using a traditional cash flow banking approach.

Caradine's needs go well beyond financing to include services like cash management, lockbox, online banking and our recently introduced Remote Express Deposit service which allows business customers to scan their own documents on site and electronically deposit them.

"Our business is cash intense. We manage our books to the penny every day. The daily detail we get from First Commercial's online cash management product puts time sensitive information at our fingertips," Caradine said. "Remote Express Deposit has also been a huge timesaver. We're located in a rural area—it is nearly a 40 minute drive to the bank—and with Remote Express Deposit, we can make deposits without ever leaving the office."

Caradine's banking relationship has evolved from traditional to a customized, sophisticated and profitable solution that can grow and change as his needs change. It resulted from good relationship management and teamwork all along the way. His local commercial bankers and the specialty product experts at Synovus have partnered to make Caradine's aspirations for his business a reality.



Caradine previews the interior of a refurbished truck, part of the business that first led him to First Commercial Bank and Synovus.



Remote Express Deposit allows Caradine's office manager to scan checks electronically on site and make deposits without going to the bank.

THE CUSTOMER EXPERIENCE

ALL IN THE FAMILY

Our customers' financial lives encompass many dimensions, and standard solutions are not enough. At First Community Bank in Tifton, Georgia, local bankers and specialized product experts from Synovus are working together to create unique solutions to meet the Short family's needs.



The Shorts' relationship with First Community extends from personal checking and investments to trust and business services, locally managed by experts like Mike Davis, Commercial Banker, Marion Holland, Private Banker and others.

In 1941, J.P. Short opened Short and Paulk Supply Company with aspirations to pass on the business to future generations of his family. The company thrived, and when his son, Jordan II, took over the business, the Shorts moved their banking relationship from a local community bank to a larger regional bank which they thought could better serve the company's growing needs.

But bigger, in that case, wasn't necessarily better. Though the regional bank had greater resources, it drifted away from local relationship management. So in 2001, the Shorts searched for a new banking partner that offered empowered local bankers who could also help grow the building materials supply company they worked so hard to establish.

First Community Bank in Tifton had just what the Shorts needed. Eager to earn their business, CEO Butch Davis gathered



a team of specialists who made a compelling presentation to the Shorts that demonstrated how a partnership with First Community, backed by the resources of Synovus, would help protect their business and their loved ones.

Convinced, the Shorts decided to make the move. The Tifton team immediately began delivering the unparalleled service codified by Our Customer Covenant. Private and commercial bankers and trust, insurance and investment specialists review the family's consolidated relationship regularly. They share ideas and perspectives with the Shorts and with one another, developing solutions that can help the Shorts manage the family's assets and continue the success of the business, with grandson Jay now at the helm.

"Our family gets great service and smart solutions from the banking team at First Community," Jay said. "We turn to them often for suggestions on how to best handle our finances. They have helped my dad with trust and estate planning, and Marion Holland in Private Banking recently helped us establish our children's college funds.*"

So now, as Jay's children, J.P. and Jackson, ages twelve and nine, recently opened their first savings accounts, the Short family tradition at First Community continues into the fourth generation.

*The registered broker-dealer offering brokerage products for Synovus is Synovus Securities, Inc., member NASD/SIPC. Investment products and services are not FDIC insured, are not deposits of or obligations of any Synovus Financial Corp. (SFC) bank, are not guaranteed by any SFC bank and involve investment risk, including possible loss of principal amount invested. Synovus Securities and First Community Bank are both members of the Synovus family of companies.

Young Jackson Short, here with banker Calvin McMillan, feels at home at First Community, and just opened his first savings account.



Gayle Short visits with her banking team often. She is seen here with Holland, discussing options for college savings plans.





THE SYNOVUS FAMILY OF COMPANIES

C&M BANK
CB&T Citizens Bank & Trust of West Georgia
Bank of Coweta
CBC
Bank of North Georgia
GB&T GEORGIA BANK & TRUST
peachtree national bank
CBC
CitizensFirst BANK
ATHENS FIRST BANK & TRUST
The B·A·N·K NASHVILLE
the National Bank OF WALTON COUNTY
TRUST ONE BANK
FNB First Nation Bank
NBSC*
AUGUSTA FIRST BANK & TRUST
First Commercial Bank
CB&T COMMERCIAL BANK & TRUST
CB&T
TSYS
SYNOVUS
CB&T Bank of Middle Georgia
FIRST NATIONAL BANK OF JASPER
SB&T SUMTER BANK AND TRUST
SEA ISLAND BANK
FIRST COMMERCIAL BANK
SECURITY BANK
Bank Of Tuscaloosa
First Community Bank Of Tifton
STERLING BANK
THE COASTAL BANK OF GEORGIA
CB&T COMMUNITY BANK AND TRUST
Commercial Bank
Tallahassee State Bank
Vanguard Bank
STATE BANK AND TRUST CO.
CB&T EAST ALABAMA
Bank of Pensacola
First Coast Community Bank
SYNOVUS BANK of Jacksonville
SYNOVUS BANK OF TAMPA BAY
FFB First Florida Bank

*NBSC locations are represented by white dots

EXECUTIVE MANAGEMENT

Richard E. Anthony
Chairman of the Board and Chief Executive Officer

Fred L. Green, III
President and Chief Operating Officer

Elizabeth R. James
Vice Chairman and Chief People Officer

G. Sanders Griffith, III
Senior Executive Vice President, General Counsel and Secretary

Mark G. Holladay
Executive Vice President and Chief Credit Officer

Thomas J. Prescott
Executive Vice President and Chief Financial Officer

Calvin Smyre
Executive Vice President, Corporate Affairs

Charles W. Garnett
Regional CEO
Columbia, South Carolina

COLUMBIA, SC
The National Bank of South Carolina
Charles W. Garnett, President & CEO
nationalbanksc.com

W. Luther Taylor
Regional CEO
Pensacola, Florida

BIRMINGHAM, AL
First Commercial Bank
Nelson Bean, President & CEO
firstcommercialbank.com

ENTERPRISE, AL
Community Bank and Trust Company
H. Lamar Loftin, President & CEO
cbt-alabama.com

HUNTSVILLE, AL
First Commercial Bank
Charles E. Kettle, Chairman & CEO
fcb-hsv.com

JASPER, AL
First National Bank of Jasper
L. Gwaltney McCollum, Jr.,
Chairman & CEO
fnb-jasper.com

MONTGOMERY, AL
Sterling Bank
W. Alan Worrell,
Chairman, President & CEO
sterlingmontgomery.com

TUSCALOOSA, AL
Bank of Tuscaloosa
James B. Flemming, Chairman & CEO
bankoftuscaloosa.com

NAPLES, FL
First Florida Bank
Robert O. Smedley, President & CEO
firstfloridabank.com

PENSACOLA, FL
Bank of Pensacola
Thomas B. Carter, CEO
bankofpensacola.com

TAMPA, FL
Synovus Bank of Tampa Bay
David W. Dunbar, CEO
synovusbankfl.com

VALPARAISO, FL
Vanguard Bank and Trust
M. Gary Roberts, President & CEO
vanguardbank.com

Donald D. Howard
Regional CEO
Alpharetta, Georgia

ALPHARETTA, GA
Bank of North Georgia
Kessel D. Stelling, Jr., CEO
banknorthgeorgia.com

CALHOUN, GA
Georgia Bank & Trust
Larry Roye, President & CEO
gbtcalhoun.com

CARROLLTON, GA
Citizens Bank & Trust of West Georgia
James T. Edgar, President & CEO
cbtwga.com

CHATSWORTH, GA
Cohutta Banking Company
Michael M. Sarvis, CEO
cohuttabank.com

COVINGTON, GA
First Nation Bank
Stephen C. Wood, CEO
firstnationbank.com

DOUGLASVILLE, GA
Citizens & Merchants Bank
James H. Mathis, President & CEO
citizens-merchantsbank.com

NEWNAN, GA
Bank of Coweta
D. Steven Stripling, President & CEO
bankofcoweta.com

PEACHTREE CITY, GA
Peachtree National Bank
Richard V. Spink, President & CEO
pchnb.com

ROME, GA
Citizens First Bank
D Copeland, President & CEO
citizensfirst-rome.com

CHATTANOOGA, TN
Cohutta Banking Company of Tennessee
Michael E. Haskew, President
cbc-tn.com

MEMPHIS, TN
Trust One Bank
James P. Farrell
Chairman, President & CEO
trust1bank.com

NASHVILLE, TN
The Bank of Nashville
J. Hunter Atkins, President & CEO
bankofnashville.com

Frederick D. Jefferson
Regional CEO
Thomasville, Georgia

FERNANDINA BEACH, FL
First Coast Community Bank
James M. Townsend, President & CEO
fccbank.com

JACKSONVILLE, FL
Synovus Bank of Jacksonville
William J. Hammel, CEO
synovusbankjax.com

TALLAHASSEE, FL
The Tallahassee State Bank
Sharon E. Weeden, President & CEO
talstatebank.com

ALBANY, GA
Security Bank and Trust Company
Mark J. Lane, President & CEO
securitybank-albany.com

AMERICUS, GA
Sumter Bank & Trust Company
Randolph B. Jones, Jr., President & CEO
sumterbank.com

ATHENS, GA
Athens First Bank & Trust Company
J. William Douglas, President & CEO
athensfirstbank.com

BRUNSWICK, GA
The Coastal Bank of Georgia
J. Keith Caudell, President & CEO
coastalbankofga.com

MONROE, GA
The National Bank of Walton County
Benjamin E. Garrett, President & CEO
nbwc.com

STATESBORO, GA
Sea Island Bank
Wayne D. Akins, President & CEO
seaislandbank.com

TIFTON, GA
First Community Bank
John M. Davis, President & CEO
firstcommunbanktifton.com

THOMASVILLE, GA
Commercial Bank
Thomas J. Callaway III, President & COO
bankcb.com

VALDOSTA, GA
First State Bank and Trust Company
David A. Durland, President & CEO
fsbtc.com

Stephen A. Melton
Regional CEO
Columbus, Georgia

COLUMBUS, GA
Columbus Bank and Trust Company
Stephen A. Melton, President & CEO
columbusbankandtrust.com

LAGRANGE, GA
Commercial Bank and Trust Company
Robert L. Carmichael, Jr.
President & CEO
combanktrust.com

WARNER ROBINS, GA
CB&T Bank of Middle Georgia
Gary M. McLure, President & CEO
cbtbank.com

PHENIX CITY, AL
CB&T Bank of East Alabama
Ronald J. Smith, President & CEO
cbtbankea.com

Paul M. Todd
Executive Vice President
Columbus, Georgia

Synovus Mortgage Corp.
Michael L. Padalino,
President & CEO
synovusmortgage.com

Creative Financial Group, Ltd.
Robert W. Law, President & CEO
cfgltd.com

GLOBALT, Inc.
William H. Roach, President & CEO
globalt.com

Synovus Investment Advisors, Inc.
William H. Roach, President

Synovus Insurance Services
Carter L. Mize, President
synovusinsurance.com

Synovus Securities, Inc.
J. Barton Singleton, President
synovus.com/ssi

Synovus Trust Company
George G. Flowers, President
synovus.com/stc

Philip W. Tomlinson
Chairman & CEO
Columbus, Georgia

TSYS
M. Troy Woods, President & COO
tsys.com



SHAREHOLDER INFORMATION

BOARD OF DIRECTORS



Daniel P. Amos
Chairman of the Board and Chief Executive Officer, Aflac Incorporated



Richard E. Anthony
Chairman of the Board and Chief Executive Officer, Synovus



James H. Blanchard
Chairman of the Board and Chief Executive Officer (Ret.), Synovus
Chairman of the Executive Committee, TSYS



Richard Y. Bradley
Attorney at Law, Bradley & Hatcher



Frank W. Brumley
Chairman of the Board and Chief Executive Officer, Daniel Island Company



Elizabeth W. Camp
President and Chief Executive Officer DF Management, Inc.



Gardiner W. Garrard, Jr.
President, The Jordan Company



T. Michael Goodrich
Chairman of the Board and Chief Executive Officer, BE&K, Inc.



Fred L. Green, III
President and Chief Operating Officer, Synovus
Chairman of the Board, The National Bank of South Carolina



V. Nathaniel Hansford*
President (Ret.), North Georgia College and State University



Alfred W. Jones, III
Chairman of the Board and Chief Executive Officer, Sea Island Company



Mason H. Lampton
Chairman of the Board, Standard Concrete Products



Elizabeth C. Ogie
Private Investor



H. Lynn Page
Vice Chairman of the Board (Ret.), Synovus, Columbus Bank and Trust Company, TSYS



J. Neal Purcell
Vice Chairman – Assurance (Ret.), KPMG LLP



Dr. Melvin T. Stith
Dean of Whitman School of Management, Syracuse University



William B. Turner, Jr.
Vice Chairman of the Board and President, W. C. Bradley Co.



James D. Yancey
Chairman of the Board (Ret.), Synovus
Chairman of the Board, Columbus Bank and Trust Company

ADVISORY DIRECTORS



Joe E. Beverly
Vice Chairman of the Board (Ret.), Synovus
Chairman of the Board, Commercial Bank



Elizabeth R. James
Vice Chairman and Chief People Officer, Synovus



Philip W. Tomlinson
Chairman of the Board and Chief Executive Officer, TSYS

EMERITUS DIRECTORS



Richard H. Bickerstaff
Manager, Broken Arrow Land Company LLC



Lovick P. Corn
Advisory Director W.C. Bradley Co.



C. Edward Floyd, MD
President, Floyd Medical Associates, P.A.



Roy M. Greene, Sr.
President, Greene Communications, Inc.



John P. Illges, III
Senior Vice President (Ret.), The Robinson-Humphrey Company, Inc.



John L. Moulton
Senior Partner (Ret.), Moulton, Lane and Hardin, Inc.



John T. Oliver, Jr.
Vice Chairman of the Executive Committee (Ret.), Synovus
Chairman of the Board (Ret.), First National Bank of Jasper



Robert V. Royall
Former U.S. Ambassador to Tanzania; Chairman of the Board (Ret.), The National Bank of South Carolina



Loyce W. Turner
Chairman of the Board (Ret.), First State Bank and Trust Company



William B. Turner
Chairman of the Executive Committee (Ret.), Synovus
Advisory Director, W. C. Bradley Co.



George C. Woodruff, Jr.
Real Estate and Personal Investments

*Lead Director

General Offices
Synovus
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-2311

Stock Trading Information

Synovus common stock is traded on the New York Stock Exchange (NYSE) under the symbol "SNV".

Price and volume information appears under the abbreviation "SynovusFnl" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan

The Synovus Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in Synovus stock easy, convenient and more affordable.

To request an enrollment package for the Dividend Reinvestment and Direct Stock Purchase Plan, or for more information, please visit us at *synovus.com* on the Internet or call our automated request line at (800) 503-8903.

New Investors. You can join the Plan by making an initial investment of at least $250, which includes your enrollment fee of $15.

Synovus Shareholders. You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment. You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments. You can purchase additional shares by investing between a minimum of $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping. You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate anytime at no cost.

Gifts and transfers of shares. You can make gifts or transfers to others.

Sale of shares. Whenever you want, you can sell some or all of your shares at fees lower than those typically charged by the financial services industry. Shares are sold weekly or more often if volume dictates.

Form 10-K

A copy of the Company's 2006 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below.

Form 10-K SEC and NYSE Certifications

Synovus has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its 2006 Annual Report on Form 10-K and submitted to the NYSE in 2006 the Chief Executive Officer's annual certification that he is not aware of any violation by the company of the NYSE corporate governance listing standards.

SYNOVUS.COM

Online Stock Purchase and Information

You can now purchase your initial shares online at synovus.com and easily get current information on your shareholder account 24 hours a day, seven days a week. You will have access to:

- *View account status*
- *Purchase or sell shares*
- *View book-entry information*
- *Request certificate issuance*
- *Establish/change your PIN*
- *View payment history for dividend*
- *Make address changes*
- *Obtain a duplicate 1099 tax form*
- *Request a dividend check replacement*
- *Receive annual meeting material electronically*

Stock Performance Graph

The following graph compares the yearly percentage change in cumulative shareholder return on Synovus stock with the cumulative total return of the Standard & Poor's 500 Index, the Keefe, Bruyette & Woods 50 Bank Index and the KBW Regional Bank Index for the last five fiscal years (assuming a $100 investment on December 31, 2001 and reinvestment of all dividends). In the preceding year, Synovus selected the KBW 50 Bank Index as the index with which to compare its performance. As the KBW 50 Bank Index is no longer published, Synovus is replacing it with the KBW Regional Bank Index.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN


Synovus
S&P 500
KBW 50
KBW Regional Bank
DOLLARS
200
180
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
2006

		2001	2002	2003	2004	2005	2006
Synovus	■	$100	$79	$123	$124	$120	$141
S&P 500	□	$100	$78	$100	$111	$117	$135
KBW 50	□	$100	$93	$125	$137	$139	$166
KBW Regional Bank	⁚	$100	$104	$146	$166	$167	$182

Notice of Annual Shareholders' Meeting

10 a.m. Eastern time, April 25, 2007, in the Bill Heard Theatre at the Columbus RiverCenter. Log on to *synovus.com* to join our annual shareholders' meeting via a live Webcast on the Internet.

Investor Relations

Analysts, investors and others seeking additional financial information not available at *synovus.com* should contact:

Patrick A. Reynolds
Senior Vice President
Director of Investor Relations
Synovus
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-4973 • Fax: (706) 644-8065
email: snvir@synovus.com

Shareholder Services

Current shareholders requiring assistance should contact Mellon Investor Services as listed below:

U.S. Mail
P.O. Box 3315
South Hackensack, NJ 07606-1915

Registered Mail or Overnight Delivery
480 Washington Blvd.
Jersey City, NJ 07310

Telephone Inquiries
1-800-503-8903

Cautionary language regarding forward-looking statements: This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to Synovus' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements.


SYNOVUS

P.O. Box 120 • Columbus, GA 31902

synovus.com

END